Nathaniel Segal

Attorney at Law

nsegal@vedderprice.com

September 4, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kieran Brown
Christina DiAngelo

Re:	Nuveen Pennsylvania Investment Quality Municipal Fund
(the “Registrant” or the “Acquiring Fund”);
File No. 333-190000

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. (“Vedder Price”) on September 3, 2013 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on August 29, 2013 on Form N-14 relating to the issuance of common shares and MuniFund Term Preferred Shares in connection with the proposed reorganizations of Nuveen Pennsylvania Premium Income Municipal Fund 2 (“Premium Income”), Nuveen Pennsylvania Dividend Advantage Municipal Fund (“Dividend Advantage”) and Nuveen Pennsylvania Dividend Advantage Municipal Fund 2 (“Dividend Advantage 2” and collectively with Premium Income and Dividend Advantage, the “Target Funds” or each individually, a “Target Fund”) into the Acquiring Fund (each, a “Reorganization” and collectively, the “Reorganizations”). The Acquiring Fund and Target Funds are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

(1)	Comment: In the sub-section “Risk Factors—General Risks of Investing in the Fund—Leverage Risk,” please add disclosure regarding the possibility that the Registrant may seek to refinance its leverage over time.

Response: The Registrant has added disclosure in response to the staff’s comment.

Securities and Exchange Commission

September 4, 2013

(2)	Comment: Please undertake to file the final tax opinion and consent of counsel in regards to the tax-free status of the Reorganizations.

Response: The Registrant has added disclosure in response to the staff’s comment and acknowledges that it will file the executed tax opinion after the closing of the Reorganizations.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7747.

Sincerely,

/s/Nathaniel Segal